Exhibit 99.1

SAI.TECH Announces Deployment of 420 Bitcoin Mining Machines in Mexico

SINGAPORE, March 13, 2023 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation ("SAI.TECH" OR "SAI," NASDAQ: SAI), a global energy-saving bitcoin mining operator and a clean-tech company that integrates bitcoin mining, heating, and power industries, today announced that it has entered into a hosting service agreement for hosting its newly purchased 420 Whatsminer M30s++ bitcoin mining machines in La Pechuga, Mexico.

Sustainable Available Innovative Limited, a British Virgin Islands company, a subsidiary indirectly owned by SAI.TECH Global Corporation, has entered into a hosting service agreement with its data center service provider in La Pechuga, Mexico, to deploy its previously purchased 420 new Whatsminer M30s++ bitcoin mining machines. These mining machines have been fully plugged in and operating at their full capacity since March 11, 2023.

With the full deployment of the 420 Whatsminer M30s++ bitcoin mining machines, SAI.TECH estimates its total operational hash rate capacity has increased by 43.68 PH/s but will only load approximately 1.35 MW of power thanks to the machines' extraordinary power efficiency of 31W/T.

"As a global energy-saving clean-tech bitcoin mining operator, we are thrilled to announce our mining capacity increase in Mexico,” said Arthur Lee, Founder and CEO of SAI.TECH. "We'll keep updating our bitcoin mining operation in Mexico while exploring more cooperation opportunities globally for our accelerated expansion in the industry."

About SAI.TECH

SAI.TECH is an energy-saving bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power, and heating industries. SAI.TECH uses proprietary liquid cooling and waste heat recovery technology for its digital asset mining machines, utilizing waste heat to provide recycled energy and heating to potential customers while lowering mining operating costs. SAI.TECH strives to become the most cost-efficient digital asset mining operations company globally while simultaneously promoting the clean transition of the bitcoin mining, power, and heating industries.

In May 2022, SAI became a publicly trading company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation ("TradeUP").

For more information on SAI.TECH, please visit https://sai.tech/.

Forward-Looking Statements

This Press Release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  SAI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, SAI’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the closing. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. SAI cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SAI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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